VIA EDGAR & FASCIMILE (703) 813 6967
Ms Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C.20549
United States

RE:	Rediff.Com India Limited
Form 20-F for the fiscal year ended March 31, 2009
Filed September 21, 2009
File No. 000-30735
Dear Ms.Cvrkel,
This is in response to the Staff’s comment letter dated April 6, 2010, relating to the annual report on Form 20-F of Rediff.Com India Limited (referred to as “the Company” or “Rediff”) for the fiscal year ended March 31, 2009 (referred to as the “2009 Form 20-F”).
We will submit a copy of this letter as “correspondence” via Edgar. For the Staff’s comments which require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”). The revised disclosure in the 2010 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2010 Form 20-F.
For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2009 Form 20-F.

Consolidated Statements of Operations, page F-5
Comment 1:
We note from your response to our prior comment 2 that you changed the presentation of foreign exchange gain (loss), net to a component of operating income (loss) in 2009 due to the significant volatility in the exchange rate between the Indian Rupee and US dollar in fiscal 2009 and the expected continued volatility. We also note that you do not believe the change was qualitatively material nor would affect the judgment of reasonable person. However, we believe that disclosure should be made in the notes to the financial statements regarding the nature and reasons for reclassification within the statement of operations. Please revise future filings accordingly.
In response to the Staff’s comment, the Company will disclose the nature and reason for reclassification of foreign exchange gain (loss), net within the statement of operations in the notes to the financial statements to be included in the Form 20-F for the year ended March 31, 2010, as follows:
As a result of the significant volatility in the exchange rate between Indian Rupee and US dollars in the fiscal year ended March 31, 2009, and on the basis of the Company’s anticipation of continuing volatility in such exchange rate, the Company changed its basis of classification of foreign exchange gain (loss),net within the statement of operations to include the effect of exchange movement in determination of the Company’s operating results as all of the foreign currency monetary assets and liabilities relate to the Company’s operations. Accordingly foreign exchange (gain) loss, net for the fiscal year ended March 31, 2008, previously presented as a component of other income (expense), net in the financial statements included in the Form 20-F for the year ended March 31, 2008 has been reclassified and presented as a component of the Company’s operating expenses in order to conform to the presentation adopted in the fiscal year ended March 31, 2009.
Notes to the Financial Statements
Note 2. Significant Accounting Policies
(f) Costs and expenses, page F-11
Comment 2:
We note from your response to our prior comment 5 that product development costs which include such costs as internet communication fees and software usage fees are not directly attributable to the Company’s revenues and have been incurred to operate and maintain the Rediff website. However, since the services provided by your India Online segment is directly linked to your website, these costs appear to be more appropriately classified as costs of revenue. Also, it appears that classification of internet communication charges, bandwidth costs, and costs of operating the website as “costs of revenue” in the income statement is consistent with other companies in your industry. In this regard, please explain in further detail why you do not believe that such costs should be classified as part of costs of revenue. Your response should take into consideration the items noted above. Alternatively, you may revise future filings to present costs which are directly related to the operations of your website as costs of revenue.
In response to the Staff’s comment, the Company will revise its future filings to present internet communication, data storage and software usage costs as costs of revenue. Accordingly, the Company will reclassify these costs from product development costs to costs of revenue within the statement of operations for the fiscal years ended March 31, 2008 and 2009, and disclose the change in presentation of these costs in the fiscal year ended March 31, 2010 as set out in the following paragraph.

In the fiscal year ended March 31, 2010, India Online costs of revenue presented in the statement of operations includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website. Prior to the fiscal year ending March 31, 2010, website connection and maintenance costs were included as part of product development expenses and presented as a component of operating expenses. In the fiscal year ended March 31, 2010, the Company changed the presentation of website connection and maintenance costs as these expenses mainly related to the operations of the Rediff website. Accordingly, website connection and maintenance costs totaling US$3,456,292 and US$3,941,712 for the fiscal years ended March 31, 2008 and 2009, previously presented as part of product development expenses have been reclassified within the statement of operations and presented as part of India Online costs of revenue in order to conform to the presentation adopted in the fiscal year ended March 31, 2010. The change in presentation did not affect operating results or net income in the fiscal years ended March 31, 2008 and 2009.
The Company will also revise its MD&A disclosure in the Form 20-F for the year ended March 31, 2010 to disclose the change in presentation of internet communication, data storage and software usage costs as follows:
In the fiscal year ended March 31, 2010, the Company presented internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) as part of India Online costs of revenue in the statement of operations. Website connection and maintenance costs were previously presented as part of product development expenses. As these costs mainly related to the operations of the Rediff website, the change in presentation of these costs within the statement of operations as costs of revenue better reflects the nature of the costs. Additionally, classification of such costs as “cost of revenues” is consistent with other similar companies within the internet industry. Accordingly, website connection and maintenance costs relating to fiscal years ended March 31, 2008 and 2009 have been reclassified from product development expenses and presented as costs of revenue. The change in presentation did not affect operating or net incomes in the fiscal years ended March 31, 2008 and 2009.
Company Acknowledgment
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any remaining questions or comments relating to the above, please contact the undersigned. Thank you very much for your consideration of this matter.
Yours Sincerely
/s/ Jayesh Sanghrajka
Jayesh Sanghrajka
Vice President — Finance
Rediff.com India Limited